# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST., TORONTO, Ontario Canada (A6), M5H 0B4
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002081629

## Reporting persons
- O'Connor Alternative Investments LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,278,966; sole dispositive power 0; shared dispositive power 9,278,996; aggregate amount beneficially owned 9,278,996 (9.9% of the class)
  Comment: UBS Asset Management (Americas) LLC announced in May 2025 that it would be selling its O'Connor business unit to Cantor Fitzgerald Asset Management. This transaction closed on March 31, 2026, with O'Connor Alternative Investments, LLC (the legal entity within Cantor Fitzgerald Asset Management) becoming the investment adviser with complete discretionary authority for the funds/accounts involved in this transaction at that time.

## Item 1. Issuer
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST., TORONTO, ONTARIO, CANADA, M5H 0B4

## Item 2. Person Filing
Name of person filing: O'Connor Alternative Investments LLC
Address of principal business office or, if none, residence:
110 E. 59th St.
New York, NY
10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9278996
Percent of class: 9.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,278,996
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,278,996

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- O'Connor Alternative Investments LLC: Charles Mathys, CCO (04/29/2026)